UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Summary of the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023.

GRUPO SUPERVIELLE S.A.

SUMMARY OF THE ORDINARY AND EXTRAODINARY SHAREHOLDERS’ MEETING HELD ON APRIL 27, 2023

On April 27, 2023, at 15:00 pm, Mr. Julio Patricio Supervielle as Chairman called to order the Ordinary Shareholders’ Meeting of Grupo Supervielle S.A. (the “AGM”), which was held, on first summons, via videoconference in accordance with the provisions of Article Fourteenth Bis of the Bylaws, through the use of “Microsoft Teams®”.

The AGM was attended on a virtual mode by 8 shareholders: 2 in person and 6 represented by duly authorized agents, holding 61,738,188 Class A book entry shares entitled to 5 votes per share and 283.179.538 Class B book entry shares entitled to 1 vote per share, all shares with a face value of AR $1 each. In total, shares represent a capital of AR$ 344.917.726 (77.92% of the share capital) and 591.870.478 votes (85.83% of the total votes), hence the quorum requirement of article 243 of Law No. 19,550 was met.

Directors Messrs. Julio Patricio Supervielle y Atilio Maria Dell´Oro Maini attended the meeting. The AGM was also attended by the members of the Supervisory Committee Messrs. Enrique José Barreiro and Carlos Alfredo Ojeda, the Certifying Accountants María Mercedes Baño and Santiago José Mignone and other members of management and personnel, all duly authorized. Mr. Joel Mainero attended the AGM as overseer appointed by the National Securities Commission whereas Mr. Eduardo Kupfer attended the AGM as overseer appointed by the Buenos Aires Stock Exchange.

It was stated that the publications of the summons to the AGM were made on March 28, 29, 30, 31 and April 3, 2023, in the Official Gazette of Argentina and on March 27, 28, 29, 30, and 31, 2023 in the newspaper Clarín.

Mr. Enrique José Barreiro, on behalf of the Supervisory Committee, verified that the AGM was held in virtual mode in accordance with the provisions of Article Fourteenth Bis of the Bylaws, through the use of “Microsoft Teams®”, that allowed: (i) the free access for all participants to the AGM as if it were held in person, as it was verified during the accreditation process; (ii) the possibility of participating with voice and vote through the simultaneous transmission of sound, images and words during the course of the AGM, ensuring equal treatment for all participants; and (iii) the recording of the AGM with its relevant backup in digital format.

Then, the items of the Agenda were addressed and voted as follows:

1.	Appointment of two shareholders to sign off the minutes of the Shareholders’ Meeting

By a majority of computable votes, the shareholder Juan Pablo Molinari and the representative of the shareholder FGS-ANSES were appointed to sign off the minutes of the AGM.

The following is the outcome of such voting process:

Positive votes: 591,361,768

Abstentions: 184,920

Negative votes: 323,790

2.	Consideration of the documentation required by section 234, subsection 1 of the Law No. 19,550, for the fiscal year ended December 31, 2022

By a majority of computable votes, the Financial Statement, Income Statement, Other Comprehensive Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows and Cash Equivalents, notes, schedules, complementary information, Auditor’s Report and Supervisory Committee’s Report for the fiscal year ended on December 31, 2022 were approved. Said financial statements corresponding to the fiscal year 2022 are restated in homogeneous currency using the National Consumer Price Index prepared by INDEC (base month: December 2016) for indexation and for those items with a previous date of origin, the index of Internal Wholesale Prices (IPIM)

published by the Argentine Federation of Professional Councils of Economic Sciences, as established by the Resolution No. 517/16 of its Board.

The following is the outcome of such voting process:

Positive votes: 591,470,583

Abstentions: 61,050

Negative votes: 338,845

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2022

By a majority of computable votes, it was passed the performance of the Board of Directors during the fiscal year ended on December 31, 2022.

The following is the outcome of such voting process:

Positive votes: 209,262,215

Abstentions: 382,560,573

Negative votes: 47,690

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2022

By a majority of computable votes, it was passed the performance of the Supervisory Committee during the fiscal year ended on December 31, 2022.

The following is the outcome of such voting process:

Positive votes: 591,291,323

Abstentions: 531,630

Negative votes: 47,525

5.	Consideration of the remuneration to the Board of Directors for AR$ 295,452,382 (AR$ 242,096,495 at

historical values), corresponding to the fiscal year ended December 31, 2022, which resulted in a computable loss under the terms of the Rules of the Argentine Securities Commission

By a majority of computable votes, it was passed that the fees to the Board of Directors, as remuneration for the duties performed during the fiscal year ended on December 31, 2022, be set at AR$295.452.382.

.

The following is the outcome of such voting process:

Positive votes: 211,959,381

Abstentions: 379,168,212

Negative votes: 742,885

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2022

By a majority of computable votes, it was passed that the fees to the Supervisory Committee, as remuneration for the duties performed during the fiscal year ended on December 31, 2022, be set at AR$1,124,999, to be allocated as follows: to Mr. Enrique José Barreiro the amount of AR$ 533,962; to Mr. Carlos Alfredo Ojeda the amount of AR$ 533,962; and to Ms. Valeria Del Bono Lonardi the amount of AR$57,075.

The following is the outcome of such voting process:

Positive votes: 587,711,087

Abstentions: 3,584,506

Negative votes: 574,885

7.	Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number fixed by the Shareholders’ Meeting is completed

By a majority of computable votes, the following items were passed: (i) to fix in 7 the number of members to comprise the Board of Directors without naming alternate directors; (ii) to appoint Messrs. Julio Patricio Supervielle, Atilio María Dell’Oro Maini, Eduardo Pablo Braun y Hugo Enrique Santiago Basso as directors for the term of two fiscal years, i.e. until the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550 of the fiscal year ending on December 31, 2024 is held; and (iii) to state that, pursuant to the criteria set by the National Securities Commission’s standards, Mr. Eduardo Pablo Braun shall have the status of “independent director” and Messrs. Julio Patricio Supervielle, Atilio María Dell’Oro Maini y  Hugo Enrique Santiago Basso shall have the status of “non independent directors”; whereas Mr. Eduardo Pablo Braun shall have the status of “independent directors” pursuant to the criteria set by the US Securities and Exchange Commission.

The following is the outcome of such voting process:

Positive votes: 204,116,040

Abstentions: 382,357,248

Negative votes: 5,397,190

8.	Appointment of members of the Supervisory Committee

By a majority of computable votes, the following items were passed: (i) to appoint Messrs. Enrique José Barreiro, Carlos Alfredo Ojeda and Valeria Del Bono Lonardi as regular syndics and Messrs. Carlos Enrique Lose, Roberto Aníbal Boggiano and Jorge Antonio Bermúdez as alternate syndics, all of them for one fiscal year, i.e. until the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year ending on December 31, 2023 is held; and (ii) to state that, pursuant to the criteria set by the National Securities Commission’s standards, all appointed syndics shall have the status of “independent”.

The following is the outcome of such voting process:

Positive votes: 588,204,187

Abstentions: 51,235

Negative votes: 3,615,056

9.	Consideration of the results for the fiscal year ended December 31,2022 and destination of unallocated results as of December 31, 2022 (loss of thousands of AR$7,929,040) proposed to be fully absorbed against a facultative reserve of thousand AR$3,781,173, a legal reserve of thousand AR$1,035,973 and an issue premium of thousand AR$3,111,894

By a majority of computable votes, it was passed that the loss of the fiscal year of (AR$ 7.929.040) (in homogeneous currency as of December 31, 2022) be absorbed with the Voluntary Reserve, legal reserve and paid in capital.

The following is the outcome of such voting process:

Positive votes: 591,401,418

Abstentions: 434,300

Negative votes: 34,760

10.	Consideration of the Integrated Report as of 2022

By a majority of computable votes, it was approved the first Integrated Report (2022) of Grupo Supervielle. This document reflects the way in which the Company aligns the corporate strategy and business results with environmental, social and governance indicators for the sustainable value creation.

The following is the outcome of such voting process:

Positive votes: 591,303,018

Abstentions: 235,290

Negative votes: 332,170

11.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2022

By a majority of computable votes, it was passed that the fees to the Certifying Accountant of the financial statements as of December 31, 2022 be set at AR$14.597.978.

The following is the outcome of such voting process:

Positive votes: 591,365.323

Abstentions: 93690

Negative votes: 411,465

12.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2023 and determination of their remuneration

By a majority of computable votes, it was passed the appointment of Messrs. Santiago José Mignone and María Mercedes Baño of the firm Price Waterhouse & Co. S.R.L. as regular and alternate Certifying Accountants, respectively, for the financial statements of the fiscal year to end on December 31, 2023 and that their fees be determined by the annual meeting of the Company that considers the financial statements as of December 31, 2023.

The following is the outcome of such voting process:

Positive votes: 591,405,978

Abstentions: 354,705

Negative votes: 109,795

13.	Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services

By a majority of computable votes, it was passed a budget of AR10.520.000 to be allocated to the Audit Committee for the payment of consulting, advisory, legal or training professional services during the fiscal year to end on December 31, 2023.

The following is the outcome of such voting process:

Positive votes: 605,360,460

Abstentions: 492,810

Negative votes: 353,900

14.	Authorizations

By a majority of computable votes, it was passed an authorization for: (i) any of the Directors of the Company, so that, with the broadest powers, they may submit a public deed and / or perform any necessary and / or convenient act in order to implement and document what has been approved; (ii) Messrs. Sergio Gabriel Gabai, Agustina del Pilar González, María Lucrecia Galland and Carla Susana Cánepa (members of the Legal Department), so that any of them can, separately, jointly, alternatively and indistinctly, with the broadest capacities, perform all procedures deemed necessary and / or conducive to obtain the formation and registration of the resolutions passed through the AGM as a competent authority, and are able to sign public and / or private documents, publish notices, sign the sworn statements and professional reports required by current regulations so that after the instruments have been granted, proceed to its registration before the corresponding Registry of Commerce; carry out all the procedures necessary to obtain the authorizations planned in the AGM before the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. and any other securities market, regulatory authority, agency or entity that may correspond, including without limitation the Official Gazette, being able to submit applications, make publications, sign documents, withdraw views, remove copies of documentation, answer hearings, interpose resources, make disclosures, request photocopies, grant any another public and / or private instrument and, in general, perform all the procedures, filings and proceedings that were needed to fulfill these tasks.

The following is the outcome of such voting process:

Positive votes: 605,360,460

Abstentions: 492,810

Negative votes: 353,900

The Supervisory Committee verified that the Ordinary Shareholders’ Meeting of Grupo Supervielle S.A. in a virtual mode was properly carried out, with the deliberation and voting of all the items on the Agenda.

The AGM was adjourned at 15:55 pm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 27, 2023	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer